Exhibit 99.57

NEWS RELEASE	August 17, 2005

EUB COMPLETES INVESTIGATION OF ACHESON WELL INCIDENT

CALGARY, ALBERTA - (AE.UN - TSX) - Acclaim Energy Inc. advises that the Alberta Energy and Utilities Board (EUB) has issued its report on the December 2004 incident.

The EUB concluded that Acclaim responded to the incident very well, that public safety was never compromised and there are no lasting environmental impacts associated with the blowout. The EUB’s analysis agreed with Acclaim’s determination of the cause of the incident and recognized the technical difficulty of the blowout, crediting Acclaim for its overall management of the incident. Further, the Board recognized Acclaim’s commitment to worker and public safety and its commitment to communicating with stakeholders. The primary assessment of where Acclaim could improve is related to the determination of well specific Emergency Planning Zones, which in this incident would have reduced the number of people evacuated.

“We found the EUB report to be fair and balanced in its findings. Specifically around the EUB’s findings addressing the establishment of the Emergency Planning Zone, we have instituted a new communications process to ensure that our onsite employees on any field operation have the right information regarding the appropriate EPZ zone and the resulting evacuation area if an emergency were to be encountered,” said Paul Charron, President and CEO.

The EUB report also contained other recommendations including increased compliance monitoring, a requirement for Acclaim to complete a successful emergency response exercise in the area within thenext six months, and other technical and communications improvements. Acclaim is committed to ensuring it meets the Board’s recommendations and ongoing requirements, and will continue to share its technical, communications and emergency planning learnings with its industry partners.

The Acheson incident, while challenging, had no material impact to Acclaim’s operations or financial position.

The EUB’s news release and the Post Incident Analysis and Recommendations is available at www.eub.ca.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $2 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton

Director, Investor Relations

(403) 539-6343

1-877-539-6300

info@acclaimtrust.com

www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.